K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

February 24, 2016

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:         American Beacon Funds (File Nos. 033-11387 and 811-04984)

Post-Effective Amendment No. 238 to the Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

The following are responses by and on behalf of the American Beacon Funds (“Registrant”) to the comments received from you by telephone on February 4, 2016 regarding Post-Effective Amendment No. 238 (“PEA No. 238”) to the Registration Statement on Form N-1A (“Registration Statement”) for the American Beacon Mid-Cap Value Fund (“Fund”), a series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on December 22, 2015. Your comments and the Registrant’s responses are set forth below. Defined terms used but not defined herein have the respective meanings assigned to them in Post-Effective Amendment No. 238.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	Please include “Tandy” representations in the Registrant’s response.

“Tandy” representations are included above.

2.	Please confirm that any material information that was not included in PEA No. 238 will be included in a future post-effective amendment that is filed with the SEC.

The Registrant confirms that any material information that was not included in PEA No. 238 will be completed in a post-effective amendment filed with the SEC.

Securities and Exchange Commission

February 24, 2016

3.	In the “Principal Investment Strategies” section of the Fund Summary, the fourth, fifth and sixth paragraphs describe the separate principal investment strategies employed by each of the Fund’s sub-advisors. Please identify the sub-advisor that implements each strategy or disclose that the sub-advisors employ each strategy.

The Registrant has revised the disclosure to identify the sub-advisor that implements each strategy.

4.	In the “Principal Investment Strategies” section of the Fund Summary, the sixth paragraph states that “the sub-advisor seeks to add incremental value by overweighting and underweighting specific sectors of the market…” Please disclose whether the Fund will hold an overweight position in a specific sector and, if so, identify that sector.

While the sub-advisors’ investment processes may cause the Fund to hold significant positions in certain sectors from time to time, at the present time, neither the Manager nor the sub-advisors can predict these sectors with any certainty. The sectors in which the Fund has significant positions will be disclosed in the Fund’s schedule of portfolio holdings, which will be filed with the SEC within 60 days after the Fund’s fiscal year end and second fiscal quarter in the Fund’s annual and semi-annual reports to shareholders on Form N-CSR, and after the Fund’s first and third fiscal quarters on Form N-Q.

5.	In the “Principal Investment Strategies” section of the Fund Summary, the eighth paragraph states that the Fund may invest in futures contracts. State supplementally whether futures contracts or other derivatives are included in the calculation of the Fund’s compliance with its policy to invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of middle market capitalization U.S. companies. If futures contracts or other derivatives are included in this calculation, state supplementally whether futures contracts and derivatives are valued at market value or notional value. It is the Staff’s position that market value is the appropriate measure of valuation for derivative instruments because the 80% test is an asset-based, not an exposure-based test.

The Registrant does not currently include futures contracts for purposes of calculating compliance with the Fund’s 80% policy.

6.	In the “Principal Risks” section of the Fund Summary, please add “Small Capitalization Companies Risk”.

In the “Principal Risks” section of the Fund Summary, the Registrant has replaced “Mid-Capitalization Companies Risk” with “Small- and Mid-Capitalization Companies Risk”.

Securities and Exchange Commission

February 24, 2016

7.	In the “Principal Risks - Sector Risk” section of the Fund Summary, please disclose the sectors in which the Fund may have significant positions.

As stated in response to Comment 4 above, while the sub-advisors’ investment processes may cause the Fund to hold significant positions in certain sectors from time to time, at the present time neither the Manager nor the sub-advisors cannot predict these sectors with any certainty.

8.	Confirm whether the portfolio managers listed in the “Management” section of the Fund Summary are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio and, if so, add a statement to that effect to the disclosure in response to Item 5 or Item 10 of Form N-1A.

The Registrant notes that, Form N-1A, Item 5(b) requires a registrant to identify the “person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio (emphasis added).” The Registrant believes that, since the Fund’s assets are allocated among three sub-advisors, it is appropriate to respond to Item 5(b) of Form N-1A by identifying the portfolio managers who are jointly and primarily responsible for the day-to-day management of the portion of the Fund’s portfolio allocated to each sub-advisor. The Registrant has revised the first sentence of the first paragraph in the “Fund Management - The Sub-Advisors” section of the Prospectus to read as follows: “Set forth below is a brief description of each sub-advisor and the portfolio managers who are jointly and primarily responsible for the day-to-day management of the sub-advisor’s allocation of a Fund.”

Statement of Additional Information (“SAI”)

9.	The “Trustees and Officers of the Trust - Trustee Compensation” section of the SAI states that the mandatory retirement age does not apply to Mr. Feld. Explain supplementally why the mandatory retirement age does not apply to Mr. Feld.

The mandatory retirement age in the Registrant’s Trustee Retirement Policy and Trustee Emeritus and Retirement Plan does not apply to Mr. Feld because he was 75 years of age when the mandatory retirement age was adopted. Accordingly, Mr. Feld was “grandfathered,” and thus excluded from, the mandatory retirement age. At that time, the Board determined that Mr. Feld’s background, experience and contribution to the Board as an interested Trustee justified this treatment.

Securities and Exchange Commission

February 24, 2016

10.	Disclose information regarding the Trustees Emeritus in the table included in the “Trustees and Officers of the Trust - Trustee Compensation” section of the SAI. Alternatively, please state supplementally the names of the Trustees Emeritus.

Form N-1A, Item 17 requires registrants to disclose information regarding trustees and officers of the Fund and, if the Fund has an advisory board, members of the board. Form N-1A, Item 17(c) also requires registrants to disclose information regarding compensation paid to “any affiliated person of the Fund who received aggregate compensation from the Fund for the most recently completed fiscal year exceeding $60,000.”

The Trustees Emeritus are not trustees or officers of the Registrant or members of an advisory board. As stated on page 28 of the SAI, “[a] Trustee Emeritus must commit to provide certain ongoing services and advice to the Board members and the Trusts; however, a Trustee Emeritus does not have any voting rights at Board meetings and is not subject to election by shareholders of the [American Beacon] Fund(s).” The Trustees Emeritus also are not members of an advisory board to the Fund or any series of the Registrant. The Trustees Emeritus also are not affiliated persons of the Registrant who have received aggregate compensation from the Registrant in excess of $60,000 for the most recently completed fiscal year. The disclosure following the “Trustee Compensation” table on page 28 of the SAI discloses that one of the two individuals who has assumed Trustee Emeritus status receives an annual retainer of $20,000 from the Trusts. The other individual and his spouse receive annual flight benefits of up to $40,000 combined, on a tax-grossed up basis, on American Airlines. Even if the Trustees Emeritus are “affiliated persons” of the Registrant within the meaning of Section 2(a)(3) of the 1940 Act, neither received aggregate compensation from the Trust for the most recently completed fiscal year exceeding $60,000. Therefore, the Registrant does not believe that disclosure regarding the background, American Beacon Fund holdings, and compensation paid to Trustees Emeritus is required.

The two Trustees Emeritus are Steve O’Sullivan and Kneeland Youngblood.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Rosemary Behan
Diana Lai
Teresa A. Oxford
American Beacon Advisors, Inc.